Mail Stop 6010   August 20, 2008

Steven Anderson, CEO
Surfect Holdings, Inc.
180 West Broadway Road
Tempe, Arizona 85282

          Re: Surfect Holdings, Inc.
                 Registration Statement on Form S-1
                 Amendment No. 2 on Form S-1 filed August 7, 2008
                 File No. 333-148858

Dear Mr. Anderson:

          We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. You may decide it is appropriate to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

          When we refer to prior comments, we are referring to comments in our letter
dated April 2, 2008.

General

1.   Refer to prior comment 1 and your response. Please continue monitoring updating requirements and amend as appropriate. For example, we note you filed your Form 10-Q on August 14, 2008. See Regulation S-X Rule 8-08.

The Offering, page 1

2.   Please refer to prior comment 1 and your response. Please reconcile the number of outstanding shares shown in this section and elsewhere with the disclosure on the facing sheet of your latest Form 10-Q, stating there were 149,399,309 outstanding as of August 8, 2008. Note, for example, the disclosure on page 31 of the registration statement which states there were 148,933,309 shares outstanding as of August 4, 2008.

Principal Stockholders, page 27

3.   In view of the significant number of shares issuable upon exercise of warrants please disclose in footnotes to the table the number of shares issuable upon exercise of warrants for each applicable shareholder.

Selling Stockholders, page 29

4.   We note your response to prior comment 7. As previously requested in comment 5 in our letter dated February 21, 2008, include the representations stated in the comment, or identify the affiliates of broker-dealers as underwriters. If you have included the representations, please tell us where it is located in the prospectus.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with completely and accurately marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3800

Sincerely,

Peggy Fisher
Assistant Director

cc: Michael D. Harris
        Via Facsimile 561-659-0701